UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Asia Satellite Telecommunications Holdings Limited

(Name of Issuer)

Common Stock, par value HK $0.10 per share

(Title of Class of Securities)

763991-02-3

(CUSIP Number)

SES

L-6815 Château de Betzdorf

Luxembourg

Attention: General Counsel

+352 710 725 525

Copy to:

David M. Wilf, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763991-02-3

CUSIP No. 763991-02-3	Schedule 13D	Page 2 of 35 Pages

1			NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SES
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) BK, AF and WC
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	268,905,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	268,905,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	268,905,000
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		68.95%
14			TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 763991-02-3	Schedule 13D	Page 3 of 35 Pages

1			NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SES Global Holding AG
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) BK, AF and WC
5			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	268,905,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	268,905,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	268,905,000
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		68.95%
14			TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 763991-02-3	Schedule 13D	Page 4 of 35 Pages

Introduction

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on January 26, 1999 (the ”Schedule 13D”) by Société Européenne des Satellites S.A. (“Société Européenne”), relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited (the “Issuer”). SES, a société anonyme (“SES”), is the successor entity to Société Européenne. SES Global Holding AG (“SES Global Holding”, and together with SES, the “Reporting Persons”) is a subsidiary of SES. Pursuant to Rule 13d-2(e) issued under the Securities Exchange Act of 1934, as amended, the entirety of the original paper filing of the Schedule 13D, excluding exhibits, is restated in Appendix A hereto.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)-(c) This statement is being filed on behalf of SES and its wholly-owned subsidiary, SES Global Holding, through which SES has indirect beneficial ownership of shares of common stock of the Issuer. A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.

SES is a Luxembourg company with its principal business and principal office located at L-6815 Château de Betzdorf, Luxembourg, and is a provider of satellite transponder capacity for broadcasting services.

SES Global Holding is a Switzerland company with its principal business and principal office located at Innere Güterstrasse 4, Postfach 4029 6304, Zug, Switzerland, which acts as a holding company for SES.

See attached Appendix B, which is incorporated herein by reference, for the names, business addresses and present principal occupations or employment (and names, principal businesses and addresses of organizations of such employment) of the executive officers and directors of SES.

See attached Appendix C, which is incorporated herein by reference, for the names, business addresses and present principal occupations or employment (and names, principal businesses and addresses of organizations of such employment) of the executive officers and directors of SES Global Holding.

(d) None of SES or SES Global Holding or any of their respective officers or directors listed on Appendices B and C has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of SES or SES Global Holding or any of their respective officers or directors listed on Appendices B and C has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Appendices B and C for the citizenship of the executive officers and directors of SES and SES Global Holding, respectively.

Item 4. Purposes of Transaction

Item 4 is hereby amended and supplemented by the addition of the following paragraphs:

On February 13, 2007, SES entered into a Share Redemption Agreement (the “SRA”) with GE CFE Luxembourg S. à r.l. (“GECFE”), GE Capital Equity Holdings Inc. (“GECE”) and General Electric Capital Corporation (“GE Capital” and, together with GECFE and GECE, the “GE Entities”), a wholly owned subsidiary of General Electric Company (“GEC” and, together with GE Capital and their affiliates, “GE”).

The SRA provides for a transaction (the “Transaction”) in which SES will contribute certain assets (the “Transferred Assets”) and cash to a newly formed subsidiary, SES International Holdings, Inc. (“SIH”), and, upon the terms and subject to the conditions set forth in the SRA, SES will redeem (the “Redemption”) the GE Entities’ holding of 103,149,900 shares in SES (the “SES Shares”) for consideration in kind consisting of all the outstanding shares of SIH. The transaction values the SES Shares at EUR 12.00 per share, resulting in a total transaction value of EUR 1,238 million.

The Transferred Assets include, among other assets, SES’ indirect ownership of 133,107,975 Y Ordinary Shares (the “Bowenvale Shares”) of Bowenvale Limited, a British Virgin Islands company (“Bowenvale”). The Bowenvale Shares represent 50% of the total outstanding voting shares of Bowenvale and 49.5% of the total equity interest in Bowenvale. CITIC Group, through its wholly-owned subsidiary, Able Star Associates Limited (“Able Star” and, together with CITIC Group, “CITIC”), owns the remaining 50% of the

CUSIP No. 763991-02-3	Schedule 13D	Page 5 of 35 Pages

total outstanding voting shares of Bowenvale, as well as an additional 1%, non-voting equity interest in Bowenvale, and thus owns 50.5% of the total equity interest in Bowenvale. The sole asset of Bowenvale is 268,905,000 shares of common stock of the Issuer.

The Transaction is expected to close by the second quarter of 2007 following the satisfaction of all the closing conditions (which include, among others, receipt of approvals from SES’ shareholders, a tax ruling regarding the tax treatment of the Transaction for the GE Entities, and required regulatory approvals).

On February 13, 2007, SES, SES Global Holding AG, GE Capital, Bowenvale and CITIC entered into a letter agreement (the “Letter Agreement”) that contains the following terms, among others:

•	CITIC consents to the transfer of the Bowenvale Shares by SES to SIH subject to the completion of the Transaction.
•

GE would accept the terms of the Shareholders’ Agreement relating to Bowenvale, dated December 10, 1998, as amended by the Deed of Adherence and Amendment No. 1 dated November 9, 2004 (the “1998 Shareholders’ Agreement”), with the changes described in appendix 1 attached to the Letter Agreement, and GE Capital and SIH, and CITIC Group and Able Star, and GEC for certain purposes will enter into an amended and restated shareholders’ agreement reflecting these changes (the “New Shareholders’ Agreement”), the substantive provisions of which will take effect from the closing of the Transaction.

•

Since the Transaction would, in the determination of the Hong Kong Securities and Futures Commission’s Takeovers Executive, trigger a mandatory general offer for the Issuer, CITIC and GE have agreed, subject to the terms and conditions set forth in the Letter Agreement, to a potential joint privatization of the Issuer to be implemented by way of a general offer or a scheme of arrangement of the Issuer, to be initiated at around the same time as the Transaction is announced.

•

For the CITIC Group’s and Able Star’s consent and release under the Letter Agreement, SES or any of its subsidiaries including SES Global Holding AG will pay HK$100,000,000 in cash to CITIC upon the closing of the Transaction.

•

The parties (the “Parties”) to the 1998 Shareholders’ Agreement agree that the 1998 Shareholders’ Agreement (other than Clause 19 (Confidentiality)) shall be terminated in its entirety and shall cease to have effect as from completion of the Transaction. Further, other than in respect of liabilities and claims (if any) under Clause 19 (Confidentiality) of the 1998 Shareholders’ Agreement, without prejudice to any of the provisions of the Letter Agreement, the Parties shall, subject to completion of the Transaction, be released from all (if any) liabilities and claims under or in connection with the 1998 Shareholders’ Agreement (including without limitation in respect of any antecedent breaches) and, subject to completion of the Transaction, no claim under the 1998 Shareholders’ Agreement shall be brought by any Party against any of the other Parties arising as from completion of the Transaction.

This item is qualified in its entirety by reference to the SRA and the Letter Agreement, which are filed as Exhibits 5 and 6 hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the paragraphs set forth under Item 4 above.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated as follows:

1. Shareholders’ Agreement, dated December 10, 1998, by and among Société Européenne, China International Trust and Investment Corporation, Bowenvale Limited, Able Star Associates Limited, and SES Finance S.A., dated December 10, 1998.*

2. LUF 4,000,000,000 Term Loan Facility Agreement, dated January 11, 1999, by and among the entities described in Annex C, which is incorporated herein by reference, and Société Européenne.*

3. LUF 6,000,000,000 Subordinated Term Loan Facility dated January 11, 1999 by and among the entities described in Annex D, which is incorporated herein by reference, and Société Européenne.*

4. Deed of Adherence and Amendment No. 1 to the Shareholders Agreement, by and among SES Astra S.A., CITIC Group, Bowenvale Limited, Able Star Associates Limited, SES Global Holding, AG, and SES Global S.A., dated November 9, 2004.

5. Share Redemption Agreement, dated February 13, 2007, by and among SES, GE CFE Luxembourg S. à r. l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation.

6. Letter Agreement, dated February 13, 2007, by and among SES, General Electric Capital Corporation, SES Global Holding AG, CITIC Group, Able Star Associates Limited and Bowenvale Limited.

CUSIP No. 763991-02-3	Schedule 13D	Page 6 of 35 Pages

7. Joint Filing Agreement among the Reporting Persons.

* Filed with the original paper filing of the Schedule 13D on January 26, 1999 and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007.

SES
By:	/S/ Romain Bausch
Name:	Romain Bausch
Title:	President and CEO

By:	/S/ Mark Rigolle
Name:	Mark Rigolle
Title:	Chief Financial Officer

SES GLOBAL HOLDING AG
By:	/S/ Romain Bausch
Name:	Romain Bausch
Title:	Director

CUSIP No. 763991-02-3	Schedule 13D	Page 8 of 35 Pages

Appendix A

The Schedule 13D initially filed by Société Européenne on January 26, 1999 is restated as follows:

Item 1. Security and Issuer

This statement relates to common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited (the “Issuer”). The principal executive offices of the Issuer are located at Cedar House, 41 Cedar Avenue, Hamilton 11M12, Bermuda.

Item 2. Identity and Background

(a)-(c) This statement is being filed by Societe Europeenne des Satellites S.A. (“Societe Europeenne”), which, through its wholly-owned subsidiary, SES Finance S.A. (collectively referred to as “SES”), acquired beneficial ownership of shares of common stock of the Issuer as described in Item 3 below.

Societe Europeenne des Satellites S.A. is a Luxembourg company with its principal business and principal office located at L-6815 Château de Betzdorf, Luxembourg, and is a provider of satellite transponder capacity for broadcasting services. SES Finance S.A. is a Luxembourg company with its principal business and principal office located at L-6815 Château de Betzdorf, Luxembourg.

See attached Annex A, which is incorporated herein by reference, for the names, business addresses, and present principal occupations or employment (and names, principal businesses and addresses of organizations of such employment) of the executive officers and directors of Societe Europeenne des Satellites S.A.

See attached Annex B, which is incorporated herein by reference, for the names, business addresses, and present principal occupations or employment (and names, principal businesses and addresses of organizations of such employment) of the executive officers and directors of SES Finance S.A.

(d) None of SES or any of its executive officers or directors listed on Annex A or Annex B has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of SES or any of its executive officers or directors listed on Annex A or Annex B has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

See attached Annexes A and B for the citizenship of the executive officers and directors of Societe Europeenne des Satellites S.A. and SES Finance S.A., respectively.

Item 3. Source and Amounts of Funds or Other Consideration

SES acquired beneficial ownership of the shares of common stock of the Issuer through the acquisition of 133,107,975 of the outstanding voting shares of Bowenvale Limited, a British Virgin Islands company (“Bowenvale”). The sole asset of Bowenvale is 268,905,000 shares of common stock of the Issuer (constituting 68.95% of the total outstanding shares of common stock of the Issuer). The funds for the transaction pursuant to which SES acquired such shares of Bowenvale were provided from a combination of working capital and funding pursuant to the facility agreements described in Item 6. The consideration used in making the purchase of 133,107,975 of the outstanding voting shares of Bowenvale is US$331,050,196.50 (the “Purchase Price”). Funds for the Purchase Price include 4,000,000,000 Luxembourg Francs borrowed under the LUF 4,000,000,000 Term Loan Facility Agreement, referred to in Item 6 below, and 6,000,000,000 Luxembourg Francs borrowed under the LUF 6,000,000,000 Subordinated Term Loan Facility, also referred to in Item 6 below.

This item is qualified in its entirety by reference to the Shareholders’ Agreement, the LUF 4,000,000,000 Term Loan Facility Agreement and the LUF 6,000,000,000 Subordinated Term Loan Facility, which are filed hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 4. Purposes of Transaction

SES owns 133,107,975 voting shares in Bowenvale (representing 49.5% of the total outstanding voting shares of Bowenvale). China International Trust and Investment Corporation, through its wholly-owned subsidiary, Able Star Associates

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Limited (“Able Star”) (China International Trust and Investment Corporation and Able Star are collectively referred to as “CITIC”), owns the remaining 50% of the total outstanding voting shares of Bowenvale. The sole asset of Bowenvale is 268,905,000 shares of common stock of the Issuer (representing 68.95% of the total outstanding shares of common stock of the Issuer).

SES has acquired beneficial ownership of the securities of the Issuer referred to in Item 3 above for the purpose of investment. In addition, SES, as a leading company in the field of the provision of satellite services, believes that its involvement with the Issuer and CITIC can create a strategic relationship which may be beneficial to SES, the Issuer and their respective shareholders and customers. SES expects to work with the management of the Issuer to enhance the Issuer’s marketing, service offerings and operating efficiency. There can be no assurance as to the amount or nature of SES’s involvement with the Issuer or as to the effect of SES’s involvement on the Issuer, its products and services, and the value of its shares. SES, to the extent it is involved with the business of the Issuer, may cease such involvement at any time.

Pursuant to the Shareholders’ Agreement referred to in Item 6 below, the rights of each of SES and CITIC to acquire or dispose of Bowenvale shares, and to require Bowenvale to acquire shares of the Issuer or dispose of its attributable shares of the Issuer, are subject to certain consent rights held by the other. SES intends to continue to review its investment in the Issuer on an ongoing basis and based upon the results of such review, market and general economic conditions, regulatory approvals, other regulatory conditions, or other factors SES deems relevant, may seek to modify its investment in the Issuer through any available means including, without limitation, increases or decreases in its investment through open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, and subject to the foregoing, SES has no current plans or proposals that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

This item is qualified in its entirety by reference to the Shareholders’ Agreement, the LUF 4,000,000,000 Term Loan Facility Agreement and the LUF 6,000,000,000 Subordinated Term Loan Facility, which are filed hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 5. Interest in the Securities of the Issuer

(a)-(b) Pursuant to the Share Sale and Purchase Agreement described in Item 5(c) below and related transactions, SES and CITIC each owns 50% of the outstanding voting shares of Bowenvale. In addition, CITIC owns a number of special shares of Bowenvale, which do not carry voting rights, but which have substantially the same rights as the Bowenvale voting shares in dividends and other distributions from Bowenvale. CITIC’s voting shares represent a 49.5% economic interest in Bowenvale and its special shares represent a 1% economic interest in Bowenvale, for a total of 50.5% economic interest. SES’s voting shares represent a 49.5% economic interest in Bowenvale. The sole asset of Bowenvale is 268,905,000 shares of common stock of the Issuer (constituting 68.95% of the total outstanding shares of common stock of the Issuer). SES hereby disclaims beneficial ownership of 135,797,025 of the shares of the Issuer held by Bowenvale, which are attributable to CITIC’s interest in Bowenvale.

(c) SES acquired beneficial ownership of shares of common stock of the Issuer through the acquisition of 133,107,975 of the outstanding voting shares of Bowenvale. SES and CITIC completed the purchase of the entire shareholdings of Cable and Wireless plc (“C&W”) and Hutchison Whampoa Limited (“HW”) in Bowenvale on January 15, 1999 (the “Share Purchase”), pursuant to a Share Sale and Purchase Agreement dated December 10, 1998 by and among Able Star, C&W, HW, Bowenvale, and SES (the “Agreement”). In accordance with the Share Purchase, (i) SES acquired 95,071,670 shares of Bowenvale from C&W and 38,036,305 shares of Bowenvale from HW, at a price of 111($19.25 per Bowenvale share, and (ii) CITIC acquired 16,968,330 shares of Bowenvale from C&W and 6,788,695 shares of Bowenvale from 11W, at a price of HK$13.20.

(d) Not applicable.
(e) Not applicable.

This item is qualified in its entirety by reference to the Shareholders’ Agreement, the LUF 4,000,000,000 Term Loan Facility Agreement and the LUF 6,000,000,000 Subordinated Term Loan Facility, which are filed hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 6. Contracts. Arrangements. Understandings or Relationships With Respect to Securities of the Issuer

Concurrently with the signing of the Agreement referred to in Item 5 above, a shareholders’ agreement relating to Bowenvale was entered into among SES, CITIC and Bowenvale dated December 10, 1998 (the “Shareholders’ Agreement”). Key provisions of the Shareholders’ Agreement are summarized below.

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The Shareholders’ Agreement provides that the board of Bowenvale will comprise eight directors, and that SES and CITIC shall each be entitled to appoint four directors to the board of Bowenvale. The right to nominate a chairman and a deputy chairman will rotate on a bi-annual basis between SES and CITIC, with each nominee to hold office for two years. The quorum for board meetings of Bowenvale will be two directors, one appointed by SES and one appointed by CITIC. Decisions of the board will be by unanimous vote of those directors present. The chairman or deputy chairman will not have an additional vote at board meetings.

The Shareholders’ Agreement provides that SES, CITIC and Bowenvale shall cause the directors of Bowenvale from time to time to be appointed to the board of the Issuer, and the chairman and the deputy chairman of Bowenvale from time to time to be appointed as the chairman and the deputy chairman of the Issuer.

The Shareholders’ Agreement provides that, on each occasion that Bowenvale needs to exercise the voting rights in respect of its shares in the Issuer, Bowenvale is required to seek separate instructions from SES and CITIC. If the voting instructions expressed by SES and CITIC are the same, Bowenvale will exercise its voting rights with respect to its shares in the Issuer in accordance with such common instructions. If their instructions are different, Bowenvale will vote, according to each shareholder’s instruction, the portion of Bowenvale’s shares of the Issuer corresponding to such shareholder’s voting interest in Bowenvale. In such a case, the consequence would be that the outcome of the relevant vote will depend upon the votes cast by the shareholders in the Issuer other than Bowenvale.

However, the Shareholders’ Agreement provides that the consent of both SES and CITIC and the agreement of each of SES and CITIC to vote, and to cause Bowenvale to vote its shares of the Issuer accordingly, shall be required in order for any of the following to occur:

(a)	the withdrawal of listing of the Issuer’s shares from the Stock Exchange of Hong Kong Limited or The New York Stock Exchange;
(b)	the alteration of the share capital of Bowenvale or the Issuer (save for the exercise of employee share opinions, the issue of bonus shares and scrip dividends);
(c)	any dilution of SES’s or CITIC’s attributable shareholdings in the Issuer (save for the exercise of employee share options, the issue of bonus shares and scrip dividends); and
(d)	the amendment to the memorandum and articles of Bowenvale or of the Issuer.

The LUF 4,000,000,000 Term Loan Facility Agreement dated January 11, 1999, was underwritten by the entities described in Annex C, which is incorporated herein by reference, in the amount of 4,000,000,000 Luxembourg Francs to Societe Europeenne (the “Senior Facility”). Societe Europeenne intends to pledge its shares in Bowenvale as security for the Senior Facility. Approval of CITIC is required for this action, and this has not been sought at this time. In accordance with the Senior Facility, the pledge must be effected within three months of the date of the first drawdown

Other than as described above, the Senior Facility provides no restrictions as to the voting or the disposition of Societe Europeenne’s ownership interest in the shares of the Issuer.

The LUF 6,000,000,000 Subordinated Term Loan Facility dated January 11, 1999, is subscribed by a group of shareholder banks and other shareholders of Societe Europeenne described in Annex D, which is incorporated herein by reference, and made in the amount of 6,000,000,000 Luxembourg Francs to Societe Europeenne (the “Subordinated Loan”). The Subordinated Loan provides no restrictions as to the voting or the disposition of Societe Europeenne’s ownership interest in the shares of the Issuer.

This item is qualified in its entirety by reference to the Shareholders’ Agreement, the LUF 4,000,000,000 Term Loan Facility Agreement and the LUF 6,000,000,000 Subordinated Term Loan Facility, which are filed hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

1.	Shareholders’ Agreement, dated December 10, 1998, among SES, CITIC and Bowenvale.
2.	LUF 4,000,000,000 Term Loan Facility Agreement dated January 11, 1999 by and among the entities described in Annex C, which is incorporated herein by reference, and Societe Europeenne.
3.	LUF 6,000,000,000 Subordinated Term Loan Facility dated January 11, 1999 by and among the entities described in Annex D, which is incorporated herein by reference, and Societe Europeenne.

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Annex A

(a)	Names of executive officers and directors of Societe Europeenne des Satellites S.A.; Business addresses of executive officers and directors of Societe Europeenne des Satellites S.A.,
(b)	Present principal occupations and names, principal businesses and addresses of organizations of employment of executive officers and directors of Societe Europeenne des Satellites S.A.; and
(c)	Citizenship of executive officers and directors of Societe Europeenne des Satellites S.A., as follows:
(f)	Societe Europeenne des Satellites S.A. is a company engaged in the field of provision of satellite services, and is located at L-6815 Château de Betzdorf (“SES”), Grand Duchy of Luxembourg

MEMBERS OF THE BOARD OF DIRECTORS

1.	(a)	Rene Steichen, Chairman of the Board
(b)	Arendt & Medernach, 8 - 10 rue Mathias Hardt, L - 2010 Luxembourg
(c)	Partner of Arendt & Medernach, a law firm, at 8 - 10 rue Mathias Hardt, L - 2010 Luxembourg (f) Luxembourg
(a)	Roland de Kergorlay, Vice-Chairman of the Board
(b)	App. 930, Chalet du Palace, CH - 3780 Gstaad
(c)	Vice-Chairman of the Board of SES French
3.	(a)	Dr. Joachim KrOske, Vice-Chairman of the Board
(b)	Deutsche Telekom AG, Friedrich-Ebert-Allee 140, D - 53113 Bonn
(c)	Member of the Board of Management and Chief Financial Officer of Deutsche Telekom AG, a telecommunications company, at Friedrich-Ebert-Allee 140, D -53113 Bonn
(d)	German
4.	(a)	Georges Schmit, Vice-Chairman of the Board
(b)	Ministere de l’Economie, L - 2914 Luxembourg
(c)	Secretary General of the Ministry of Economy, Luxembourg
(f)	Luxembourg
(a)	George Bollig
(b)	Societe Nationale de Credit et d’Investissement, 7, rue du St. Esprit, L - 1012 Luxembourg
(c)	Executive Director of Societe Nationale de Credit et d’Investissement, a public law banking institution, at Luxembourg
(f)	Luxembourg
(a)	Paul-Henri Denuit
(b)	Coditel S.A., 26, rue des Deux Eglises, B - 1040 Bruxelles
(c)	Managing Director of Coditel S.A., a cable television provider, at 26, rue des Deux Eglises, B - 1040 Bruxelles
(f)	Beige
7.	(a)	Henri Germeaux
(b)	Banque et Caisse d’Epargne de l’Etat, 1, place de Metz, L 2954 Luxembourg
(c)	Deputy Chief Executive Officer and Director of Banque et Caisse d’Epargne de l’Etat, a bank, at Luxembourg
(f)	Luxembourg
(a)	Richard Goblet d’Alviella
(b)	Sofina S.A., 38 rue de Naples, B - 1050 Bruxelles
(c)	Administrateur delegué of Sofina S.A., a holding company, at 38 rue de Naples, B -1050 Bruxelles
(f)	Beige
(a)	Marco Goeler
(b)	Societe Nationale de Credit et d’investissement, 7 rue du Saint Esprit, L - 1012 Luxembourg
(c)	Inspector at Societe Nationale de Credit et d’Investissement, a public law banking institution, at Luxembourg
Luxembourg

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10.	(a)	Joseph Gonner
(b)	Societe Europeenne des Satellites S.A., L - 6815 Château de Betzdorf
(c)	Chief Engineer of SES
(f)	Luxembourg
11.	(a)	James Hallet
(b)	Societe Europeenne des Satellites S.A., L - 6815 Château de Betzdorf
(c)	Senior satellite controllor of SES
(f)	British
12.	(a)	Candace Johnson
(b)	Europe Online S.A., 11, Rue Pierre Werner, L - 6832 Betzdorf
(c)	Chairman of the Board of Directors of Europe Online S.A., operating, marketing and commercialising the European Portal to the Internet, at 11, Rue Pierre Werner, L -6832 Betzdorf, Luxembourg
(f)	American
13.	(a)	Raymond Kirsch
(b)	Banque et Caisse d’Epargne de l’Etat, 1 place de Metz, L - 2954 Luxembourg
(c)	President and Chief Executive of Banque et Caisse d’Epargne de l’Etat, a bank, at Luxembourg Luxembourg
14.	(a)	Martina Maas
(b)	Societe Europeenne des Satellites S.A., L - 6815 Château de Betzdorf
(c)	Senior Accountant of SES
(f)	German
15.	(a)	Paul Meyers
(b)	Banque Generale du Luxembourg S.A., 14, rue Aldringen, L - 1118 Luxembourg
(c)	Managing Director at Banque Generale du Luxembourg S.A., a bank, at Luxembourg
(f)	Luxembourg
16.	(a)	Erik Quistgaard
(b)	30, rue du Bois d’Opio, F - 6650 Le Rouret
(c)	Retired.
(f)	Danish
17.	(a)	Gaston Reinesch
(b)	Ministere des Finances, L - 2931 Luxembourg
(c)	General Administrator of the Ministry of Finance, Luxembourg
(f)	Luxembourg
18.	(a)	Victor Rod
(b)	Banque et Caisse d’Epargne de l’Etat, 1 place de Metz, L - 2954 Luxembourg
(c)	President of Commissariat aux Assurances, a public institution
(f)	Luxembourg
19.	(a)	Philippe Sahut d ‘Izarn
(b)	4, rue des Belles Feuilles, F - 75116 Pans
(c)	Associe gerant of PSI-Conseil
(f)	French
20.	(a)	Gaston Schwertzer
(b)	4 - 6, rue du Fort Bourbon, L - 1249 Luxembourg
(c)	Administrateur &live of Luxempart S.A. and Audiolux S.A., holding companies, at 4 - 6, rue du Fort Bourbon, L - 1249 Luxembourg
Luxembourg
21.	(a)	Dr. Ekkehard Storck
(b)	Luxburgweg 4, D - 83686 Tegernsee
(c)	Retired.
(f)	German

CUSIP No. 763991-02-3	Schedule 13D	Page 13 of 35 Pages

22.	(a)	F. Otto Wendt
(b)	Dresdner Bank Luxembourg S.A., 26, rue du Marche-aux-Herbes, L 1728 Luxembourg
(c)	Managing Director of Dresdner Bank Luxembourg S.A., a bank, at Luxembourg
(f)	Luxembourg

CUSIP No. 763991-02-3	Schedule 13D	Page 14 of 35 Pages

MANAGEMENT COMMITTEE

1.	(a)	Romain Bausch
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Director General of SES
(f)	Luxembourg
2.	(a)	Yves Eisen
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Commercial and Marketing Director of SES
(f)	Luxembourg
3.	(a)	Aldis Grinbergs
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(d)	Technical Director of SES
(f)	Canadian
(a)	Dean Allen Olmstead
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Director of Business Development of SES
(f)	American
5.	(a)	Jurgen Schulte
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Director of Finance of SES
(f)	German

OTHER EXECUTIVE EMPLOYEES

(a)	Roland Jaeger
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Secretary General of SES
(f)	Luxembourg
(a)	Ken Saunders
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Treasurer of SES
(f)	British

CUSIP No. 763991-02-3	Schedule 13D	Page 15 of 35 Pages

Annex B

(a)	Names of executive officers and directors of SES Finance S.A.;
(b)	Business addresses of executive officers and directors of SES Finance S.A.;
(c)	Principal occupations and names, principal businesses and addresses of organizations of employment of executive officers and directors of SES Finance S.A.; and
(f)	Citizenship of executive officers and directors of SES Finance S.A., as follows:
Societe Europeenne des Satellites S.A. is a company engaged in the field of provision of satellite services, and is located at L-6815 Château de Betzdorf (“SES”), Grand Duchy of Luxembourg
1.	(a)	Romain Bausch
(h)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Director General of SES
(f)	Luxembourg
2.	(a)	Roland Jaeger
(b)	Societe. Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Secretary General of SES
(f)	Luxembourg
3.	(a)	Dean Allen Olmstead
(b)	Societe Europeenne des Satellites S.A., L-6815 Château de Betzdorf
(c)	Director of Business Development of SES
(f)	American
4.	(a)	Jurgen Schulte
(b)	Societe Europeenne des Satellites S. A., L-6815 Château de Betzdorf
(c)	Director of Finance of SES
(f)	German

CUSIP No. 763991-02-3	Schedule 13D	Page 16 of 35 Pages

Annex C

Banque et Caisse d’Epargne de l’Etat, Luxembourg

Banque Generale du Luxembourg S.A.

Deutsche Bank Luxembourg S.A. Dresdner

Bank Luxembourg S.A. HSBC Investment Bank

PLC

Societe Nationale de Credit et d’Investissement

CUSIP No. 763991-02-3	Schedule 13D	Page 17 of 35 Pages

Annex D

Banque et Caisse d’Epargne de 1’Etat, Luxembourg Societe

Nationale de Credit et d’Investissement Deutsche Telekom AG

TRACTEBEL S.A.

Banque Generale du Luxembourg S.A. Deutsche

Bank Luxembourg S.A. AUDIOLUX S.A.

LUXEMPART S.A.

Dresdner Bank Luxembourg S.A.

CUSIP No. 763991-02-3	Schedule 13D	Page 18 of 35 Pages

Appendix B

SES

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors
René Steichen	Château de Betzdorf, L — 6815 Betzdorf Luxembourg	Chairman, SES	Luxembourg
John Connelly	Room 3C-54 120 Long Ridge Road Stamford, CT 06927 United States	Vice-Chairman, SES	United States
François Tesch	12, rue Leon Laval L – 3372 Leudelange	Vice-Chairman, SES Directeur Général, Le Foyer S.A.	Luxembourg
Jean-Paul Zens	5, rue Large L - 1917 Luxembourg	Vice Chairman, SES Premier Conseiller de Gouvernement	Luxembourg
Charles Alexander	30 Berkeley Square London W1J 6EW United Kingdom	President, GE Capital Europe	United Kingdom
Marcus Bicknell	Homefarm Orchard Threehouseholds Chalfont Saint Giles Buckinghamshire HP8 4LP, United Kingdom	Director, New Media Foundry Ltd	United Kingdom
Hadelin de Liedekerke Beaufort	20, avenue de Florimont CH — 1006, Lausanne, France	Administrateur de Sociétés	France
Jacques Espinasse	42, avenue de Friedland F — 75380 Paris cedex 08 France	Chief Financial Officer, Vivendi Universal	France
Jean-Claude Finck	1, place de Metz L - 2954 Luxembourg	Directeur Général, Banque et Caisse d’Epargne de l’Etat	Luxembourg
Gaston Reinesch	L - 2931 Luxembourg	Administrateur Général, Ministère des Finances	Luxembourg
Victor Rod	1, place de Metz L - 2954 Luxembourg	Président du Conseil d’Administration, Banque et Caisse d’Epargne de l’Etat	Luxembourg

Luis Sanchez-Merlo	Antonio Maura, 9 E — 28014 Madrid Spain	Chairman, Lantana Capital SA	Spain
Christian Schaack	50, avenue J.F. Kennedy L — 2951 Luxembourg	Managing Director, FORTIS BANK	Luxembourg

CUSIP No. 763991-02-3	Schedule 13D	Page 19 of 35 Pages

Georges Schmit	L-2914 Luxembourg	Premier Conseiller de Gouvernement, Ministère de l’Economie et du Commerce Extérieur	Luxembourg
Terry Seddon	Norton Disney Lodge Newark Road Norton Disney Lincoln LN6 9 JP United Kingdom	N/A	United Kingdom
Marc Speeckaert	11, rue des Colonies B — 1000 Brussels Belgium	General Manager, Sofina	Belgium
Gerd Tenzer	Lindenweg 8 D — 53545, Linz Am Rhein Germany	SES Telecommunications Consultant, SES

Executive Officers
Romain Bausch	Château de Betzdorf L-6815 Betzdorf Luxembourg	President and Chief Executive Officer, SES	Luxembourg
Robert Bednarek	Rooseveltplantsoen 4 NL – 2517 KR The Hague	President and Chief Executive Officer, SES New Skies Satellites	United States
Edward D. Horowitz	Four Research Way Princeton, NJ 08540 United States	President and Chief Executive Officer, SES AMERICOM	United States
Ferdinand Kayser	Château de Betzdorf L-6815 Betzdorf Luxembourg	President and Chief Executive Officer, SES ASTRA	Luxembourg
Mark Rigolle	Château de Betzdorf L-6815 Betzdorf Luxembourg	Chief Financial Officer, SES Global	Belgium/United Kingdom

CUSIP No. 763991-02-3	Schedule 13D	Page 20 of 35 Pages

Appendix C

Directors of SES Global Holding AG

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors
Romain Bausch	Château de Betzdorf L-6815 Betzdorf Luxembourg	President & CEO, SES S.A.	Luxembourg
Markus Iten	Dipl. Wirtschaftsprüfer Innere Güterstrasse 4 Postfach 4029 6304 Zug	Auditor, Dipl. Wirtschaftsprüfer	Switzerland
Martin Weber	Schellenberg Wittmer Löwenstrasse 19 P. O. Box 6333 CH-8023 Zurich, Switzerland	Lawyer, Schellenberg Wittmer	Switzerland

CUSIP No. 763991-02-3	Schedule 13D	Page 21 of 35 Pages

Exhibit Index

1. Shareholders’ Agreement, dated December 10, 1998, by and among Société Européenne, China International Trust and Investment Corporation, Bowenvale Limited, Able Star Associates Limited, and SES Finance S.A., dated December 10, 1998.*

2. LUF 4,000,000,000 Term Loan Facility Agreement, dated January 11, 1999, by and among the entities described in Annex C, which is incorporated herein by reference, and Société Européenne.*

3. LUF 6,000,000,000 Subordinated Term Loan Facility dated January 11, 1999 by and among the entities described in Annex D, which is incorporated herein by reference, and Société Européenne.*

4. Deed of Adherence and Amendment No. 1 to the Shareholders Agreement, by and among SES Astra S.A., CITIC Group, Bowenvale Limited, Able Star Associates Limited, SES Global Holding, AG, and SES Global S.A., dated November 9, 2004.

5. Share Redemption Agreement, dated February 13, 2007, by and among SES, GE CFE Luxembourg S. à r. l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation.

6. Letter Agreement, dated February 13, 2007, by and among SES, General Electric Capital Corporation, SES Global Holding AG, CITIC Group, Able Star Associates Limited and Bowenvale Limited.

7. Joint Filing Agreement among the Reporting Persons.